UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                     FORM 15

      Certification and Notice of Termination of Registration under Section
                 12(g) of the Securities Exchange Act of 1934 or
            Suspension of Duty to File Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934

               Commission File Numbers: 333-33540 and 333-33540-01

                              INSIGHT MIDWEST, L.P.
                              INSIGHT CAPITAL, INC.
         (Exact name of the registrants as specified in their charters)

                                 810 7th Avenue
                            New York, New York 10019
                                 (917) 286-2300
       (Address, including zip code, and telephone number, including area code, of the registrants' principal executive offices)

                          9 3/4% Senior Notes due 2009
            (Title of each class of securities covered by this Form)

                                      None

(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)                         Rule 12h-3(b)(1)(ii)
       Rule 12g-4(a)(1)(ii)                        Rule 12h-3(b)(2)(i)
       Rule 12g-4(a)(2)(i)                         Rule 12h-3(b)(2)(ii)
       Rule 12g-4(a)(2)(ii)                        Rule 15d-6   [X]
       Rule 12h-3(b)(1)(i)


Approximate number of holders of record as of the certification or notice date:
  None.



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                                EXPLANATORY NOTE

This Form 15 is being filed with respect to the 9 3/4% Senior Notes due 2009 (the "9 3/4% Notes") issued by Insight Midwest, L.P. and Insight Capital, Inc. On December 31, 2007, the remaining outstanding $200 million aggregate principal amount of the 9 3/4% Notes were redeemed at a redemption price of 100.000% of the principal amount, plus accrued and unpaid interest, in accordance with the terms of the 9 3/4% Notes.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.



Date:  January 2, 2008            Insight Midwest, L.P.


                                  By: /s/ Elliot Brecher
                                     ----------------------------------
                                     Elliot Brecher
                                     Senior Vice President and
                                     General Counsel



Date:  January 2, 2008           Insight Capital, Inc.


                                 By: /s/ Elliot Brecher
                                     ---------------------------------
                                     Elliot Brecher
                                     Senior Vice President and
                                     General Counsel